FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549



                        Report of Foreign Private Issuer



                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 27 August 2003


                           VIROTEC INTERNATIONAL LTD
                (Translation of registrant's name into English)


                         Building 50B, Pinewood Drive,

                    Sanctuary Cove, Queensland4212 Australia
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or willfile annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement,
              re:  Share Placement


                           VIROTEC INTERNATIONAL LTD


                                SHARE PLACEMENT


Virotec International Ltd ("Virotec") announces a Placing (the "Placing") of 25,000,000 new ordinary shares (the "Placing Shares") at a price of GBP 14p (approx AUD 34cents).


Chairman and Chief Executive Officer Brian Sheeran explains, "The purpose of this Placing, which raises approximately GBP 3.4 million (approx AUD$8.2 million) net of expenses, is to assist in the implementation and expansion of the Company's strategy and to respond to growing investor interest in the UK. We believe significant market opportunities exist for our wide ranging remediation technologies in the UK and the rest of Europe."


The Placing Shares constitute 14.9 per cent of Virotec's current issued share capital.


The Placing Shares are being placed with investors by Numis Securities Limited ("Numis Securities"). The Placing is conditional on the admission of the Placing Shares to dealing on the Alternative Investment Market of the London Stock Exchange becoming effective by no later than 8.00 a.m. on 2 September 2003 (or by such later time and date as Numis Securities and Virotec may decide but no later than 9 September 2003). The Placing Shares will rank pari passu in all respects with the existing ordinary shares of Virotec in issue.


Application will be made for the 25,000,000 new ordinary shares to be admitted to dealing on the Alternative Investment Market of the London Stock Exchange and to be granted official quotation on the Australian Stock Exchange. It is expected that admission will become effective and dealings will commence on 2 September 2003.


Virotec also announces that the unaudited results of the Virotec Group for the year ended 30 June 2003 show revenues of approximately GBP 0.7 million (AUD$1.7 million) and a net loss before tax of approximately GBP 2.3 million (AUD$5.6 million). At 30 June 2003 Virotec had a cash balance of GBP 2.6 million (AUD$6.4 million). Virotec expects to release its full trading results for the year ended 30 June 2003, by mid September 2003.


Enquiries:

-           Angus Craig, Company Secretary, Tel +617 5530 8014



This press release has been issued by Virotec International Ltd, is the sole responsibility of Virotec International Ltd and has been approved as a non-real time financial promotion by Numis Securities Limited of 138 Cheapside, London EC2V 6LH, solely for the purposes of section 21 of the Financial Services and
Markets Act 2000.   Numis Securities Limited is acting as the financial adviser to Virotec International Ltd and no one else and will not be responsible to any other person for providing the protections afforded to clients of Numis Securities Limited or for providing advice regarding the Placing


                            Virotec International Ltd
                                ABN 81 004801 398
                                   PO Box 188
                                 Sanctuary Cove
                                Queensland 4212
                                    Australia
                                www.virotec.com


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           VIROTEC INTERNATIONAL LTD
                                  (Registrant)



By:       ANGUS CRAIG

Name:     Angus Craig

Title:    Company Secretary



Date:     27 August 2003